                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-84282

                         FOREST CITY ENTERPRISES, INC.

                              CLASS A COMMON STOCK

                 SUPPLEMENT TO PROSPECTUS DATED MARCH 27, 2002

     The following information supplements the prospectus, dated March 27, 2002, of Forest City Enterprises, Inc., relating to the resale of 1,500,000 shares of class A common stock held by the selling shareholders.

     The selling shareholders, Forest City Enterprises, Inc. and McDonald Investments Inc. entered into a placement agency agreement, dated March 27, 2002. McDonald Investments Inc. will be paid a fee by the selling shareholders of 2.8%, in lieu of the 3% previously disclosed in the prospectus, dated March 27, 2002, of the aggregate proceeds received upon the sale by those selling shareholders, or $1,564,500 in the aggregate. The shares will be sold at a purchase price of $37.25 per share. The selling shareholders will receive gross proceeds of $55,875,000. The purchase price will be payable in cash, and it is contemplated that the transactions will be completed on or about April 2, 2002.

           The date of this prospectus supplement is March 28, 2002.